FOC

Statement of Work

Date Prepared	October 2019
Prepared For	Steve Paris
Prepared By	**David Crouch** President, ten24 david.crouch@ten24web.com

Objectives

The goal of this document is to provide an outline of the development of a shopping cart experience so users can purchase shares and merchandise from the FOC website. This outline includes deliverables, process and cost estimates.

Project Roadmap

The following is a high level roadmap based on our current understanding of the FOC project. We will work closely with the FOC teams in the Engineering phases of the project to build detailed functional requirements for each deliverable.

Project Outline:

These are still fluid, but for purposes of getting started, here are the perq details associated with share sales.

<u>Levels - Price Groups</u>
$10/share, 100 share min.

1. Advisory Board
2. Champions League
3. Europa League
4. Austrian Bundesliga
5. Austrian Cup
6. Fan Owner

Description/details/$ for each level
Can buy shares only after meeting minimum of 100
Gifting as phase 2 - contact us in phase 1

<u>Tangible Items</u>
These are tangible things that we will have to fulfill in various combinations based on the level of shareholder

- welcome to the club collateral
- printed stock certificate
- signed team photo
- Scarf - options?
- jersey(s) - options/sizes
- jersey personalization - letter limit?
- signed and framed jersey
- VIP ID

Images of each item?
Track delivery of each item

Fulfillment
Payment processing - CC - only USD
Tax??

<u>Intangible Items</u>
These would be listed as part of the purchase but do not need to be fulfilled at the time of the order and/or are included as part of the collateral material.

- home match tickets
- away match tickets
- sweepstakes entries (for trip to Austria)
- small group Skype call with coach/front office
- invitation to Annual Meeting
- merchandise discounts or credit at team store
- invitation to US events
- access to VIP / owner's suite for X matches
- sideline / locker room access for X matches

Phase 1: Engineering

- User Experience Wireframes
  - Product Listing
  - Product Details
  - Shopping Cart
  - Checkout
  - My Account
  - Share Certificate
- Payment processing and fulfillment workflow
- Functional Specifications
  - User Stories
- Project Plan

Engineering Cost: $20,000
Engineering Timeline: 6 - 8 weeks

Phase 2: Development

- Implement front-end templates
  - Mobile templates based on the approved wireframes
  - Incorporate the header and footer from the FOC marketing website
- Slatwall set-up
  - Products
  - Shipping
  - Payment processor
  - Order Workflow / Confirmation emails

- Set-up development environment
- Set-up production environment

Phase 3: Testing
- Concurrent testing based on user stories
- QA
- UAT

Phase 4: Training
- Custom Manual

Total Project Cost, Phases 2-5: $80,000.00
Project timeline: 3 - 4 months

Cost Summary
Phase 1: $20,000
Phase 2: $80,000
Total: $100,000

Development Process

Step 1 - Engineering

Process

ten24's Engineering process will deliver a road map for the project based on organizational needs and objectives. The Engineering of this project will include these key deliverables:

Functional Spec Document (FSD)
Includes a short description of the project, key objectives, and user stories broken into epics (when applicable) in the following format: "as a ________, I can __________, so that ___________". For each user story, list separate acceptance criteria, which will be used by QA when testing development work. As a client's vision for the project changes, the FSD should also change, and require final approval from the client before starting development.

Statement of Work (SOW)
Includes short description of project, key objectives, high level scope (epics), and ten24 processes for engineering, development, and testing phases. Will also include an estimate for each phase, a total project estimate, and payment terms. SOWs are meant to fall under the terms outlined in client MSA, and shall not conflict with MSA

Wireframes
Typically created to show what a user interface will look like and how it will work on the front-end or admin section of a website. In the engineering phase of a project, a wireframe is a powerful tool for communicating the project vision back and forth between client and developer. As a client's vision for the project changes, the wireframe should also change, and require final approval from the client before starting development.

Project Plan
For large projects, it will be important to create a project plan so that elements of the project can be built in a way that will allow for client transparency and for QA and UAT testing to exist throughout the development phase. Project plans will be created with the development manager, as much of the planning process involves building out sprints and thinking through the development process.

Client Requirements	• Identify a committee of 2-4 people that have the ability to make decisions on behalf of the organization. We estimate this to be a 3-4 hour /week commitment per person for the length of the Engineering process. • Identify one main point of contact throughout the project. We estimate this to be a 6-8 hour per week commitment for the length of the Engineering project.

Step 3 - Implementation	
Process	• During the implementation stage, ten24 will use all of the data gathered during the engineering and design stages (wireframes, functional spec, templates) to launch the implementation. • ten24 uses an Agile development process, working off of tasks built out in our project management portal, Teamwork. • Development is completed in two week sprints, with a weekly touch base with FOC. • Throughout this process, FOC will maintain complete visibility to all tasks, progress and milestones. • A development environment will be setup for FOC to review and test all work as it is completed.ten24 will assemble the approved designs into Slatwall Commerce.. • We are utilizing an open source eCommerce System, so we have complete access to the source code. This allows us to customize a solution to meet specific business requirements as needed. It is

	important to note that both systems are designed to be customized in this way while still be on the upgrade path for any future releases of each platform. **Implementation will include:** • Responsive front-end templates implementation • Slatwall set-up During this stage ten24 will also develop and implement **ALL** of the necessary integrations defined in the requirements above and solidified during the Engineering phase. In addition any of the optional recommendations can be developed during this phase, or moved to a phase 2 roll out.

Stage 4 - Testing	
Process	Throughout the Development Stage, ten24 runs a concurrent testing process. We create test cases based on specific project requirements. Once each case passes our internal testing, it is sent to FOC for final User Acceptance Testing (UAT). All test cases are documented and logged in the project management tool. The project is considered delivered when FOC approves that the site is in full working order, conforming to design specifications and ready for immediate deployment on the Web. At this point the files are moved from our development environment to the Production Servers.
Deliverables	• Production Website

Stage 5 - Training	
Process	In the last weeks before site launch, ten24 will provide a detailed training session for FOC staff.

	Ideally, this training would occur at the ten24 office in Worcester. Alternately, we can arrange for the training to take place at FOC. The training should take approximately 3-4 hours and should include up to 4 FOC staff who will be considered "administrators". They, in turn, can train any others necessary and/or authors/editors for the site. A detailed custom user manual will also be provided in PDF format and will include all major site features of the eCommerce platform.
Deliverables	• User Manual

Software Outline

eCommerce Platform - Slatwall as a Service (SaaS)	

Slatwall Commerce	Slatwall is built from the ground up for maximum flexibility, because responding to new opportunities requires you to adapt quickly. The platform is designed to scale with your business.
	
	Base Functionality
	
	Slatwall will manage the following pieces of functionality for the website:
	• Product Management
	    ○ Subscriptions
	    ○ Merchandise
	    ○ Content Access
	• Order Management
	• Account Management
	• Customer Service
	• Data Segmentation
	• Reporting

For a detailed description of functionality that can be accomplished with Slatwall please visit the following page, and click the 'Learn More' link for each section: http://www.slatwallcommerce.com/platform/

Slatwall as a Service – Overview

- In order to provide you with Slatwall as a Service (the "**Service**"), we run the software on virtual servers in Amazon's AWS cloud.
- Amazon Web Services provides a reliable, scalable, secure, and highly performing infrastructure for the most demanding web applications.
- Through this environment ten24 provides the following managed services:
    - Unlimited phone and email support for your Slatwall administrators.
    - 24/7 Server Monitoring and guaranteed uptime.
    - A Development environment for feature development and testing.
    - A PCI compliant Production environment for the live site.
    - Application upgrades as they are available for Slatwall and Mura.
    - Bug Fixes to the Slatwall Application.
    - Security Patches.

You subscribe and pay on a monthly basis, so you are never locked into a long term contract.

ten24 is available to provide consulting services – configuration, feature development, customizations, training and web design - to help you get the most value from Slatwall.

Slatwall is Open Source (GPL) software, so you may, at any time, set up a copy of Slatwall on your own server, configure it and move your data to it. You are never locked in.

Priority Levels and Response Times
ten24 agrees to respond to support requests and website issues in a timely fashion, according to the following response times:

Priority Level	Definition	Response Time
Critical	A problem that significantly affects ability to conduct business. An example would be if the web site were down.	1 hour during normal business hours*. 2 hours during weekends and non-business hours.
High	A problem that affects ability to conduct business. An example would be if the checkout was not functioning.	2 hours during normal business hours*. 4 hours during weekends and non-business hours
Medium	A problem that has some negative impact on ability to conduct business. An example would be if a confirmation email was not being sent	6 hours during normal business hours*
Low	A problem that has negligible business impact. An example would be if an image on a page was not displaying properly. Also, problems that arise where an expectable work around can be developed.	12 hours during normal business hours*

Note: *Response means that ten24, LLC will contact with a plan of action to address the issues and commit resources to addressing the issue in a timely fashion. ten24, LLC business hours are Monday through Friday from 9:00 a.m. to 5:00 p.m. EST, excluding holidays.*

ten24, LLC Hosting Responsibilities

Service provider (ten24) is responsible for the security of cardholder data the service provider possess or otherwise store, process or transmit on behalf of the customer, or to the extent that they could impact the security of the customer's cardholder data environment.

ten24, LLC shall use commercially reasonable efforts to make the Service generally available 99.99% of the calendar month twenty-four (24) hours a day, seven (7) days a week, except for: (a) planned downtime (of which ten24, LLC shall give at least 48 hours notice and which ten24, LLC shall

	schedule to the extent reasonably practicable during the weekend hours from 9:00 p.m. ET Friday to 6:00 a.m. ET Monday); or (b) downtime caused by circumstances beyond Ten24, LLC's reasonable control, including acts of God, acts of government, flood, fire, earthquakes, civil unrest, acts of terror, strikes or other labor problems not involving ten24, LLC employees, computer or telecommunications failures or delays involving hardware or software not within ten24, LLC's possession or reasonable control, and network intrusions or denial of service attacks, but only to the extent unavailability results notwithstanding the exercise by ten24, LLC of reasonable care and due diligence to avoid or mitigate the same in anticipation of or in response to such causes.
Slatwall SaaS Costs	$2,500 / month **Includes 9,000 Orders / Month. Additional transactions are $150 per 1,000 transactions*